Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On May 20, 2010, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC10-116

Date:       May 20, 2010

To:          Membership

From:      Office of the Chairman

Re:          Response to News Article Relating to Patent Litigation

A news report circulating this afternoon reports that ISE is claiming that the size of CBOE’s proposed IPO was designed to cover ISE’s alleged damages in its patent infringement claim against CBOE.  This is an outrageous assertion.  Both CBOE and ISE are precluded by a protective order from commenting on damages claims, so all we can do is assure you that there was no connection whatsoever between the size of CBOE’s proposed IPO and ISE’s damages claim.  In fact, CBOE announced the proposed size of its offering long before ISE provided the damages claim referenced in the news report.  Importantly, members should know that CBOE is in the process of seeking judgment against ISE on its patent claim, based on the court’s previous ruling that agreed with CBOE’s interpretation of the scope of ISE’s patent claim.  We are confident that our position is well-founded and, provided we succeed, ISE’s claim will be defeated and CBOE will face no liability, including no liability for damages.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE and CBOE Holdings is available in the prospectus/proxy statement.